Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hiro Services Inc.
76 SW 7th St.
Miami, FL 33130
https://urHiro.com

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Hiro Services Inc.
Address: 76 SW 7th St., Miami, FL 33130
State of Incorporation: DE
Date Incorporated: June 28, 2022

Terms:

Equity

Offering Minimum: $124,000.00 | 124,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $600.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $100,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Community Safety Advocate: $600+ investment - Receive 2% bonus shares.

Safety Innovator: $1,000+ investment - Receive 3% bonus shares.

Safety Leader: $5,000+ investment - Receive 5% bonus shares.

Campus Protector: $10,000+ investment - Receive 8% bonus shares.

Peacekeeper Founder: $25,000+ investment - Receive 12% bonus shares.

Guardian Angel: $50,000+ investment - Receive 20% bonus shares.

True Hero: $100,000+ investment – Receive 25% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Hiro Services Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Hiro Services Inc ('Hiro" or the "Company") is a C-Corp organized under the laws of the state of Delaware that is aiming to solve gun violence in schools and communities with AI and drone technology. Our mission is to keep all children safe, secure all schools, and preserve the essence of our communities. Hiro's approach has activity detection response time of 0.1 seconds, activity monitoring 24/7, and notifications and alerts of less than one second.

Competitors and Industry

Competitors & Industry

School shootings in the United States cost an estimated $5.8 billion each year, and between 2023 and 2024 alone, incidents increased by a staggering 31%. As parents and caring community members, we recognize the urgent need for solutions that protect our children.

Sources:

https://everytownresearch.org/gun-violence-is-down-in-our-cities-why-not-also-in-our-schools/#:~:text=Though%20gunfire%20at%20schools%20dropped,being%20solved%20peacefully%2C%20without%20weapons.&text=There%20were%20at%20least%20144,these%20school%20incidents%20were%20students.

https://siepr.stanford.edu/publications/health/surviving-school-shooting-impacts-mental-health-education-and-earnings-american

Competitors and Market Differentiation

Hiro operates in the AI-driven security and surveillance industry, with a strong focus on preventing school shootings, enhancing public safety, and optimizing operational efficiency across multiple industries. Several key players exist in the space, particularly in school security, but Hiro's approach far surpasses the traditional reactive threat detection models currently dominating the market.

Major Competitors

1. ZeroEyes - A leader in weapon detection AI, ZeroEyes focuses on identifying firearms in real time to trigger immediate alerts when a weapon is visible on a school campus. While effective for rapid response to active threats, this approach is reactive rather than proactive, as it only functions once a firearm is already present.

2. Omnilert - Specializes in AI-powered gun detection to prevent school shootings by recognizing visible weapons and issuing alerts. Similar to ZeroEyes, its effectiveness is limited to detecting weapons already drawn, rather than identifying potential warning signs before an incident occurs.

3. Actuate - Provides threat detection software that integrates with existing security camera infrastructure, focusing on firearms, intrusions, and crowd analytics. While useful in detecting security risks, its scope is narrow, and it lacks deeper behavioral analytics to identify pre-incident indicators.

4. Spot.ai - Focuses on AI-powered video intelligence for businesses and schools, offering real-time security monitoring and analytics. However, its platform is more geared toward operational surveillance rather than preventing violent incidents like school shootings.

Hiro's Competitive Advantage

Unlike many competitors that rely primarily on weapon detection, Hiro uses a proactive, holistic approach—analyzing hundreds of behavioral indicators to spot potential threats long before a weapon is in sight. And while most solutions rely on just a few detection models, Hiro boasts over 100 distinct models that can be deployed individually or combined for comprehensive coverage.

1. Mood Recognition & Behavioral Analysis - Hiro's AI detects suspicious behaviors, emotional distress, agitation, erratic movements, and other psychological markers that could indicate a potential school shooting threat. This allows school administrators to intervene early before a situation escalates.

2. Suspicious Activity Tracking - Hiro monitors behaviors such as loitering in restricted areas, unauthorized access attempts, unusual body language, and gathering patterns that may indicate pre-incident planning.

3. Real-Time Alerts for School Administrators - Instead of only reacting to a gun being drawn, Hiro provides schools with live insights and real-time alerts about students displaying warning signs, allowing for faster intervention and crisis de-escalation.

4. Beyond Security: Comprehensive School Safety - Hiro enhances student safety beyond violence prevention, offering AI-powered monitoring for bullying detection, self-harm prevention, crowd management, and emergency response optimization.

5. Scalability Across Industries - Unlike competitors who focus solely on schools, Hiro's technology is adaptable to multiple verticals, including airports, transportation hubs, retail, gas stations, and smart cities, positioning it as a broad spectrum AI security solution rather than just a niche school safety product.

Why Hiro Stands Out

Hiro is not just another weapon detection company-it is a next-generation AI security platform designed to actively prevent violent incidents before they happen. By combining advanced computer vision, behavioral analytics, and real-time intervention capabilities, Hiro provides a more intelligent, preemptive, and comprehensive safety solution that no competitor in the market currently offers.

Current Stage and Roadmap

Hiro is an established company with a fully operational suite of AI-driven computer vision products that are currently on the market and generating revenue. Hiro's solutions are deployed across various industries, including education, transportation, security, and manufacturing, with active implementations in schools, airports, bus terminals, and industrial facilities.

Hiro's proprietary technology enhances real-time threat detection, operational efficiency, and safety using advanced computer vision and AI analytics. The company's systems are fully commercialized, with multiple active deployments and ongoing pilot programs in both the United States and the Philippines.

Hiro is continuously innovating, with ongoing R&D focused on expanding AI capabilities, enhancing cybersecurity integrations, and developing its next-generation AI system-The Singularity-a fully integrated artificial intelligence designed for real-time, play-by-play surveillance and human interaction.

Hiro's strategic roadmap for the next few years is centered around expanding market share, launching new product verticals, increasing adoption across high-value industries, and advancing research and development to further disrupt the security and surveillance landscape.

Key Focus Areas & Expansions:

1. Scaling into New Verticals:

- Expansion into gas stations, cannabis dispensaries, and consumer home defense solutions, leveraging Al-powered surveillance for enhanced security, theft prevention, and operational efficiency.

- Physical Security Disruption: Hiro aims to redefine and potentially replace the traditional $127 billion (2022) physical security market by offering AI-powered, automated security solutions, reducing the need for human guards while improving efficiency, accuracy, and real-time response capabilities.

2. Drone Surveillance & Security Innovations:

- Continued development and integration of Al-powered drones for autonomous perimeter monitoring, rapid incident response, and large-scale surveillance applications across airports, critical infrastructure, and high-risk zones.

- Deployment of drones with computer vision AI for real-time threat detection, people and vehicle tracking, and security optimization in public and private spaces.

Planned Milestones & Timeline

Next 6-12 Months:

- Accelerate School Deployments – Building on our current success, we aim to bring our solutions to as many schools as possible, reinforcing proactive safety measures nationwide.

- Pilot Projects in New Sectors – Launch initial deployments for gas stations, cannabis dispensaries, and home defense solutions, capturing diverse market opportunities.

- Drone Surveillance Expansion – Scale up drone-based security pilots in select high-security environments and participating schools and universities, further showcasing our autonomous detection capabilities.

12-24 Months:

- Full-scale launch of consumer home defense AI with drone services.

- Additional drone deployments and enhanced AI capabilities for autonomous security patrols.

- Initial testing of The Singularity with select enterprise partners.

24+ Months:

- Large-scale disruption of the physical security market through fully automated AI surveillance solutions.

- Potential introduction of robotic security systems to complement drone and AI surveillance, replacing traditional security guard roles.

- Expanded integration of The Singularity as an AI-driven real-time surveillance assistant in commercial, government, and residential applications.

Hiro is on track to transform security, marketing, and consumer analytics, leveraging AI and automation to enhance efficiency, reduce costs, and redefine industry standards.

The Team

Officers and Directors

Name: Jan Gorospe

Jan Gorospe's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Board Member
  Dates of Service: June, 2022 - Present
  Responsibilities: Leads the organization’s overall vision, strategy, and growth initiatives, championing innovation in AI-powered security solutions. Currently works without drawing a salary, but intends to begin receiving a minimum compensation once the company achieves key milestones—starting with $1 million ARR or more in 2025.

Other business experience in the past three years:

- Employer: Amazon Inc
  Title: Program Manager II
  Dates of Service: September, 2019 - December, 2023
  Responsibilities: Oversaw and drove Amazon’s comprehensive technical learning and development strategy for robotics, Seller University, and Social Responsibility. Through large-scale, cutting-edge training programs and leadership initiatives, fosters a culture of operational excellence, innovation, and ethical business practices that positions Amazon as a global leader in technology and social impact.

Name: Himanshu Parmar

Himanshu Parmar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Technical Advisor & Board Member
  Dates of Service: June, 2022 - Present
  Responsibilities: Guides the company’s technological vision and aligns innovation with overall business objectives, driving both product development and strategic growth. Currently provides expertise without compensation, with plans to receive salary once critical technology milestones are met.

Other business experience in the past three years:

- Employer: Disqo Inc
  Title: Staff Data Engineer
  Dates of Service: October, 2021 - Present
  Responsibilities: Responsible for designing, building, and maintaining scalable data solutions that support the deployment and ongoing maintenance of multiple complex data science and machine learning projects.

Other business experience in the past three years:

- Employer: Nike Inc
  Title: Lead Data Engineer
  Dates of Service: February, 2018 - October, 2021
  Responsibilities: Responsible for overseeing the design, development, and optimization of scalable data architectures and pipelines. Ensures seamless integration and efficient data flow to support data science projects, including the deployment, monitoring, and maintenance of machine learning models at scale.

Name: Mohammed Ahmed Yousef

Mohammed Ahmed Yousef's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: February, 2024 - Present
  Responsibilities: Oversees all decisions and strategy that require funding and keeps track of expenses as well as revenue as well as the sales team. Receives an annual salary of $180,000 from the Company.

Other business experience in the past three years:

- Employer: PWC
  Title: Manager
  Dates of Service: April, 2024 - November, 2024
  Responsibilities: Business Transformation

Other business experience in the past three years:

- Employer: Heavy Machinery Rental Company
  Title: Owner
  Dates of Service: February, 2021 - February, 2025
  Responsibilities: I make all decisions on CAPEX and OPEX

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or

service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Hiro Services Inc was formed on June 28, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hiro has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue history. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jan Gorospe	5,100,000	Common Stock	51.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Founders shares
  Date: June 28, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue in 2023 was $18,582 compared to $0 in 2024. In 2023, we began exploring government contracting opportunities and achieved a fortunate win with a US Army bid, which served as an early validation of our approach. Our primary focus that year was on conducting initial experiments and laying the groundwork for future growth in this segment. In 2024, we concentrated on refining our offerings, conducting market viability studies, launching pilot programs, and thoroughly testing overall market feasibility.

Cost of Sales

Cost of Sales in 2023 were $16,124 compared to $4,230 in 2024. During 2023, we primarily relied on a third-party manufacturer for essential components, targeting a profit margin of around 10-15%. Because these items were not produced in-house, pricing was largely dictated by the supplier's set rates. However, in 2024, we shifted our focus to our core computer vision offerings and adopted a more vertically integrated approach. This allowed us to bring more of our development and production processes under Hiro's direct control. We also formed strategic partnerships with AWS and NVIDIA, which substantially reduced our cloud and server costs by leveraging efficient infrastructure and exclusive pricing options. As a result, we were able to streamline expenses, improve our profit margin, and create a more sustainable cost structure-explaining the noticeable difference in costs between 2023 and 2024.

Expenses

Expenses in 2023 were $681 compared to $4,514 in 2024. Expenses became limited to only our core offering of computer vision and required no third party service provider.

Historical results and cash flows:

Hiro is currently in the growth stage and is revenue-generating. We are of the opinion that our historical cash flows will not be fully indicative of the revenue and cash flows expected in the future, primarily because we are transitioning from smaller-scale, project-based engagements to larger and more recurring contracts. Past cash was primarily generated through early experimented government contracting work.

Our goal going forward is to expand our AI-driven solutions into additional verticals (such as education, transportation, and critical infrastructure) and secure more substantial, long-term contracts. As we shift toward this more scalable and recurring revenue model, we anticipate our financial performance and cash flow patterns to differ significantly from those observed in our historical results.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2025, Hiro has capital resources available in the form of revenue generated from its Megawide Precast Solutions project, totaling $54,800 minus operational expenses. Additionally, the Company is actively pursuing government contracts, strategic partnerships, and investment opportunities to further expand its AI security and manufacturing initiatives.

Hiro remains focused on scaling its revenue streams through government contracting and enterprise security solutions, ensuring long-term financial stability and growth.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We firmly believe the capital raised through this crowdfunding campaign is indispensable to fueling Hiro's next phase of growth and expansion. These funds will directly support our strategic initiatives and enable us to continue delivering cutting-edge solutions to our clients and partners. Specifically, this additional funding will help us:

Scale Government Contracting Efforts

We plan to deepen our engagement with federal, state, and municipal agencies to broaden Hiro's reach in the public sector. By establishing new partnerships and strengthening existing ones, we aim to secure more government bids that capitalize on our proven track record of providing advanced security services. This expansion not only diversifies our client base but also positions Hiro as a trusted partner for large-scale, high-stakes security projects.

Advance Hiro's Generative AI for Security

Our focus is on enhancing Hiro's real-time, interactive AI security assistant, which leverages generative AI to detect threats, streamline communications, and bolster situational awareness. This next-generation platform can learn from vast datasets, refining its predictive capabilities to identify threats more quickly and accurately. With improved natural language processing and automated decision-making, security teams can respond faster, reduce the risk of human error, and maintain a proactive stance against evolving dangers.

Expand Market Penetration

Beyond government contracts, we see tremendous potential in private-sector markets such as education, transportation, critical infrastructure, and smart cities. Our goal is to forge new partnerships, deepen current relationships, and tailor our offerings to the unique security challenges faced by each sector. This includes deploying specialized AI-powered solutions that enhance on-site security, optimize operational efficiency, and deliver real-time analytics for informed decision making.

Although Hiro has already proven its revenue-generating capacity-evidenced by our $54,800 contract with Megawide Precast Solutions-the additional capital from this funding round is crucial. It will accelerate our long-term vision of spearheading AI-driven security and automation worldwide. Your support will help us fast-track research and development, deploy innovative technologies at scale, and solidify Hiro's position as a dominant force in the security and automation market.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. These funds will be instrumental in supporting our strategic initiatives-such as expanding our government contracting efforts, advancing our generative AI capabilities for security, and strengthening our position across key verticals like education, transportation, and critical infrastructure. Without this additional capital, our ability to scale effectively, accelerate research and development, and forge critical partnerships could be constrained, ultimately affecting our long-term growth and competitiveness.

In terms of overall financial resources, the capital raised through this crowdfunding campaign-if it reaches its maximum goal-will represent a substantial addition to our existing operating budget. This infusion of funds will help extend our financial runway, facilitate key product enhancements, and enable us to seize emerging market opportunities. Consequently, this campaign is a vital component of maintaining Hiro's momentum and ensuring our continued leadership in AI-driven security and automation.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for approximately four months. This estimate is based on our projected monthly burn rate of $30,000, which will cover essential expenses such as salaries, ongoing R&D efforts, and general overhead costs (including office expenses, software licensing, and other operational needs).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we estimate being able to operate for up to 24 months. This calculation takes into account both our current and projected expenses, including a 50% annual increase in our monthly burn rate after the first year.

Year 1:

Monthly Burn Rate: $30,000

Primary Expenses: Salaries and personnel costs, research and development (R&D), overhead (e.g., office space, software licenses, utilities), and other operational necessities (marketing, legal, insurance, etc.).

Reasoning: At this stage, we focus on maintaining a lean operation while still funding key growth initiatives-such as enhancing our product offerings and expanding strategic partnerships.

Year 2:

Projected Monthly Burn Rate: $45,000 (reflecting a 50% increase in expenses)

Primary Expenses: Expanded staffing to support product and business development, increased R&D commitments (including more sophisticated technology and testing), and broader operational and overhead costs (travel, sales and marketing, additional software and security measures, etc.).

Reasoning: As the Company scales, we anticipate higher personnel costs (including new hires for technical and administrative roles) and a larger budget for product refinement, customer support, and market expansion.

By strategically allocating these funds, we plan to maintain our trajectory of growth and innovation throughout this two-year period. This runway allows us to refine our products, secure partnerships in key sectors, and ultimately position the Company for sustainable success.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital beyond this crowdfunding campaign. In particular, we plan to pursue a Series A funding round following the conclusion of this raise, which will allow us to secure the resources necessary to scale our operations, deepen our research and development efforts, and expand our market presence. We are also evaluating the possibility of establishing lines of credit and other forms of financing to provide additional working capital as we grow.

At this time, we are not conducting any concurrent offerings nor finalizing terms for any credit facilities. Our focus remains on successfully completing this crowdfunding campaign and preparing for our anticipated Series A raise. By strategically sequencing these funding steps, we aim to maintain a clear operational runway, strengthen our financial position, and continue delivering innovative solutions to our clients and partners.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  22.0%
  Enhance our AI-driven solutions, improve system capabilities, and fund ongoing development projects.

- Company Employment
  42.0%
  Support salaries for key personnel, including software engineers, product developers, and essential operational staff

- Working Capital
  12.5%
  Provide additional runway for day-to-day expenses, ensuring we can meet unforeseen needs and maintain smooth operations

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  37.5%
  Supports ongoing innovation, including AI-driven solutions, system enhancements, and the expansion of our product offerings.

- Inventory
  3.5%
  Funds strategic hardware procurement to support product deployments and pilot initiatives where specialized equipment is required.

- Company Employment
  32.0%
  Covers essential personnel costs, including hiring and retaining software engineers, data scientists, and other key operational roles necessary to scale the business.

- Working Capital
  15.0%
  Ensures adequate funding for day-to-day operations, enabling us to maintain a steady runway while pursuing long-term growth strategies.

- Miscellaneous
  3.0%
  Reserved for miscellaneous or unforeseen expenses, providing flexibility to adapt to evolving business needs and opportunities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://urHiro.com (urhiro.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hiro

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Hiro Services Inc.

[See attached]

HIRO SERVICES INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

SET APART

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Hiro Services, Inc.
Miami, Florida

We have reviewed the accompanying financial statements of Hiro Services, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 29, 2025
Los Angeles, California

HIRO SERVICES INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 1,608	$ 37
Total Current Assets	**1,608**	**37**
Total Assets	**$ 1,608**	**$ 37**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total Liabilities	**-**	**-**
STOCKHOLDERS' EQUITY		
Common Stock	75	75
Additional Paid in Capital	28,827	-
Accumulated Deficit	(27,294)	(38)
Total Stockholders' Equity	**1,608**	**37**
Total Liabilities and Stockholders' Equity	**$ 1,608**	**$ 37**

See accompanying notes to financial statements.

HIRO SERVICES INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	27,415	3,826
Total Operating Expenses	**27,415**	**3,826**
Net Operating Loss	**(27,415)**	**(3,826)**
Interest Expense	-	-
Other Loss/(Income)	(159)	(3,788)
Loss Before Provision for Income Taxes	**(27,256)**	**(38)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (27,256)**	**$ (38)**

See accompanying notes to financial statements.

HIRO SERVICES INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	**-**	**$ -**	**$ -**	**$ -**	**$ -**
Issuance of Restricted Stock	7,500,000	75	-		75
Net Loss				(38)	(38)
Balance—December 31, 2023	**7,500,000**	**$ 75**	**-**	**$ (38)**	**$ 37**
Capital Contribution	-	-	5,926	-	5,926
Share-based Compensation	-	-	22,901	-	22,901
Net Loss	-	-	-	(27,256)	(27,256)
Balance—December 31, 2024	**7,500,000**	**$ 75**	**$ 28,827**	**$ (27,294)**	**$ 1,608**

See accompanying notes to financial statements.

HIRO SERVICES INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (27,256)	$ (38)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Share-Based Compensation	22,901	
Net Cash Used in Operating Activities	**(4,355)**	**(38)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Provided/Used in Investing Activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	5,926	75
Net Cash Provided by Financing Activities	**5,926**	**75**
Change in Cash & Cash Equivalents	**1,571**	**37**
Cash & Cash Equivalents —Beginning of The Year	37	-
Cash & Cash Equivalents—End of The Year	**$ 1,608**	**$ 37**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATION

Hiro Services, Inc. was incorporated on June 28, 2022, in the state of Delaware. The financial statements of Hiro Services, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

HIRO Services Inc. provides computer vision technology that enhances existing CCTV systems with intelligent surveillance capabilities. The Company's platform enables the detection of actions, behaviors, and objects to improve safety, compliance, and operational efficiency across various industries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 29, 2025, which is the date the financial statements were available to be issued.

3. SHARE-BASED COMPENSATION

Restricted Stock

The Company has granted restricted stock awards to its employees and executives at various times. The fair value of restricted stock awards is based on the estimated fair value of the Company's Common Stock on the date of grant. Management estimated the fair value of Common Stock based on recent sales to third parties.

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards		Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2022	**-**	**$**	**-**	**-**
Granted	7,500,000		0.01	
Vested	-			
Forfeited	-			-
Outstanding at December 31, 2023	**7,500,000**	**$**	**0.01**	**9.86**
Granted	-		-	
Vested	(1,458,333)		-	
Forfeited	-		-	
Outstanding at December 31, 2024	**6,041,667**	**$**	**0.01**	**8.85**

The Company recognizes compensation expense for restricted stock awards on a straight-line basis over the applicable service period. The service period is generally the vesting period. The grant date fair value is the stock price on the date of grant. The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of December 31, 2024, was approximately $52,049. The total fair value of the restricted stock awards vested during 2024 was $22,901.

4. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2024, and 2023, 7,500,000 shares of common stock have been issued and were outstanding.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,		2024		2023
Net Operating Loss	$	(6,939)	$	(10)
Valuation Allowance		6,939		10
Net Provision For Income Tax	**$**	**-**	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023, are as follows:

As of December 31,		2024		2023
Net Operating Loss	$	(6,949)	$	(10)
Valuation Allowance		6,949		10
Total Deferred Tax Asset	**$**	**-**	**$**	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $27,294. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

6. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2024.

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $27,415, an operating cash flow loss of $4,355, and liquid assets in cash of $1,608, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF HIRO SERVICES

Enhancing Safety with AI-Powered Insights

Hiro delivers cutting-edge AI-driven security solutions that have LOIs with 181 schools, airports, gas stations, convenience stores, and transit hubs, backed by growing commercial contracts totaling $212K. Our platform is designed to support proactive, data-driven safety measures. With agreements in both the U.S. and Asia—and a determined focus on expanding into government and enterprise security—we believe Hiro is positioned for growth and ongoing impact, based on early traction and strategic relationships.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Jacket
HiRO
SMARTER SECURITY,
SAFER COMMUNITIES
HiRO's advanced AI technology detects early warning signs, prevents security threats, and ensures faster response times in schools, airports, and businesses.

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$1.00 Per Share

MIN INVEST ⓘ
$600

VALUATION
$10M

REASONS TO INVEST

Mission Driven – Hiro is committed to eliminating school shootings and enhancing community safety by weaving our proactive technology into daily life—spotting threats early, safeguarding children and neighborhoods, and equipping law enforcement for rapid response.

Proactive Safety and Cutting Edge AI Innovation – Our AI platform is designed to identify and help mitigate threats early, reducing escalation risks. By pioneering conversational AI for security, autonomous threat detection, and drone-assisted response, Hiro's R&D is hoping to shape the next generation of AI-driven safety technologies.

Seasoned Leadership – Led by a team experienced in AI, security, and government contracting, our team has a proven record in implementing large-scale safety solutions.

TEAM



Jan Gorospe • CEO & Board Member

Jan Gorospe, CEO of HiRO Services Inc., is a former Amazonian, U.S. Army veteran, and ex-defense contractor (GDIT, CACI, Booz Allen Hamilton). With a background in predictive analytics and technical L&D, he helped launch Amazon Robotics' AI-driven warehouse systems, now pioneering AI-powered security solutions.

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Himanshu Parmar • Technical Advisor & Board Member

With over two decades of global leadership and technology engineering experience, Himanshu has a proven track record in the technology sector and is an entrepreneur at heart.

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Mohammed Ahmed Yousef • Chief Financial Officer

Moe Yousef is a finance-focused entrepreneur with experience in financial strategy and business setup. He holds a strong academic background in finance, complemented by years of industry success in driving growth, investment strategies, and high-impact ventures.

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THE PITCH

Proactive Security with AI-Driven Insights

At Hiro, our mission is to bring school shootings to zero through cutting-edge AI-powered behavioral analysis that detects and prevents threats before they escalate. But our commitment to safety goes beyond schools—we are active in diverse environments, contributing to improved safety where our technology is deployed.

As we expand our footprint across the U.S. and Asia, we're proud to be gaining traction with our AI surveillance and threat detection technology within the retail and hospitality environments.

Backed by a team with experience in AI and security, Hiro hopes to drive innovation across public safety, enterprise security, and government sectors—on a mission to protect lives and build a safer future for everyone.

THE PROBLEM & OUR SOLUTION

The Problem

Security threats across schools, airports, gas stations, and public spaces are on the rise—where delayed threat detection often results in preventable tragedies. School shooting incidents have surged, costing billions in emergency response and recovery efforts annually. At the same time, theft at gas stations and convenience stores has become a staggering $40 million per day problem, placing immense financial pressure on small business owners and compromising community safety. The need for real-time, intelligent threat prevention has never been more urgent.



SCHOOLS & PUBLIC SPACES FACE INCREASING SECURITY THREATS
264 SCHOOL SHOOTINGS IN 2024
The highest recorded in history.
UNDERUTILIZED TECHNOLOGY
Schools lack AI-driven safety measures.
LACK OF PROACTIVE SECURITY
Most systems only detect threats after they occur.
DELAYED RESPONSE TIMES
Emergency responses can take 30–15 minutes.
$557 BILLION ANNUAL COST
The tax-funded cost of school shootings.
LIMITED LAW ENFORCEMENT RESOURCES
Slow response time in high-risk situations.

Our Solution

At Hiro, we're championing the Zero School Shooting Initiative by harnessing advanced AI to identify behavioral risks, detect emotional distress, and analyze suspicious activities well before they escalate. By combining real-time analytics with autonomous security measures we enable early intervention and drastically reduce emergency response times. Our scalable solution elevates safety standards across schools, transportation hubs, and enterprise security settings, inspiring hope for a safer tomorrow.

THE MARKET & OUR TRACTION

Market

The global AI security market is projected to reach **$263.32 billion** by 2033. Schools and public spaces are actively seeking smarter security solutions, with the U.S. Department of Education allocating **$216 million** for school safety initiatives in 2025.

Traction

Though only operational for a few months, Hiro has already made a powerful impact with active contracts across schools, transit hubs, and commercial sectors. We have secured LOIs with 181 schools, secured a multi-year $212K commercial contract, and forged strategic relationships in major transportation and airport security sectors.

Notably, we've secured an agreement with Florida International University to enhance campus-wide safety and investigative operations.

With impactful AI technology and a growing footprint in both the U.S. and Asia, Hiro is growing in the global AI security space—protecting lives, infrastructure, and communities.


THE PROJECTED SECURITY MARKET OPPORTUNITY BY 2033:
$263.32 B
Feature
HiRO
Gun Detection
Mood & Behavior Analysts
AI Threat Prediction
Drone-Based Intervention
Real-Time AI Alerts
(Under 1 Sec)
SaaS Model
$6,000 per school/year
Market Adoption
Post-pilot contracts valued at $840,000/year

why invest

Join Us On Our Journey!

Hiro is aiming to redefine security through cutting-edge AI that delivers real-time threat detection, in-depth behavioral analytics, and autonomous response—setting a new standard for safety. Despite only launching a few months ago, we've already deployed our technology in 181 schools, airports, and transit hubs, secured a multi-year $212K in contracts, and are growing our enterprise and government relationships. By investing in Hiro, you'll fuel the next wave of AI innovation and help us bring truly proactive security solutions to every corner of the globe.

As Hiro moves into an additional vertical, retail theft—which siphons more than $110 billion from U.S. merchants each year—reveals a sizable, expanding market opportunity (source). Capitalizing on this demand could open new revenue opportunities to scale our R&D.

Escalating school-safety concerns, heightened demand for advanced surveillance, and surging retail theft—driven by rising costs—underscore the critical need for our technology. Thanks to our competitive pricing and comprehensive platform, Hiro hopes to capture a significant share of the U.S. AI security market.


Weapon Detected
Invest in
HiRO
Today

ABOUT

HEADQUARTERS
76 SW 7th St.
Miami, FL 33130

WEBSITE
View Site

Hiro delivers cutting-edge AI-driven security solutions that have LOIs with 181 schools, airports, gas stations, convenience stores, and transit hubs, backed by growing commercial contracts totaling $212K. Our platform is designed to support proactive, data-driven safety measures. With agreements in both the U.S. and Asia—and a determined focus on expanding into government and enterprise security—we believe Hiro is positioned for growth and ongoing impact, based on early traction and strategic relationships.

TERMS

Hiro Services

Overview

PRICE PER SHARE
$1

VALUATION
$10M

DEADLINE
May. 15, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $1.24M

Breakdown

MIN INVESTMENT
$600

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
124,000

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,608	$37
Cash & Cash Equivalents	$1,608	$37
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0

Taxes Paid	$0	$0
Net Income	-$27,256	-$3,826

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $100,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Community Safety Advocate: $600+ investment - Receive 2% bonus shares.

Safety Innovator: $1,000+ investment - Receive 3% bonus shares.

Safety Leader: $5,000+ investment - Receive 5% bonus shares.

Campus Protector: $10,000+ investment - Receive 8% bonus shares.

Peacekeeper Founder: $25,000+ investment - Receive 12% bonus shares.

Guardian Angel: $50,000+ investment - Receive 20% bonus shares.

True Hero: $100,000+ investment – Receive 25% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Hiro Services Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

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The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:29 PM 06/28/2022
FILED 01:29 PM 06/28/2022
SR 20222849637 - File Number 6883236

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

ARTICLE I.

The name of this Corporation is HIRO SERVICES INC..

ARTICLE II.

Its registered office in the State of Delaware is to be located at 651 N. Broad St., Suite 201, Middletown DE 19709. The county of the registered office is NEW CASTLE. The registered agent in charge thereof is LEGALINC CORPORATE SERVICES INC..

ARTICLE III.

The total number of shares of common stock that the corporation shall be authorized to issue is 100 at $0.01 par value.

ARTICLE IV.

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE V.

The name and mailing address of the incorporator is Lovette Dobson at 17350 State Hwy 249 #220, Houston, TX 77064.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand and executed this Certificate of Incorporation on the date below.

Dated: June 28, 2022

Lovette Dobson

Lovette Dobson, Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF VALIDATION OF "HIRO SERVICES INC.", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF MARCH, A.D. 2024, AT 12:20 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6883236 8100
SR# 20241148344

Authentication: 203209327
Date: 04-09-24

State of Delaware - Division of Corporations

DOCUMENT FILING SHEET - Fax# 302-739-3812

Priority 1 (One Hr)	Priority 2 (Two Hr)	Priority 3 (Same Day)	Priority 4 (24 Hour)	Priority 7 (Reg. Work)
☐	☐	☐	☐	■

DO NOT WRITE IN THIS SPACE

SUBMITTER'S INFORMATION

Company/Firm
Or Individual's Name CT Corporation
Attention: Anelia Warren
Return Address 1209 Orange ST
City-State-Zip ______ Country ______
Phone: ______ Fax# ______
Email Address: anelia.warren@wolterskluwer.com
Account Number: 9000010

DOCUMENT FILING REQUEST INFORMATION

Name of Company/Entity Hiro Services Inc.
File Number 6883236 Reservation Number ______
Type of Document VALIDATION

OTHER DOCUMENT FILING INFORMATION

OF Certified Copies returned ______
Other
☐ Good Standing
☐ Long Form Good Standing
☐ Apostille/Gold Seal
Country ______

☐ Re: ______

Check# ______ Total $ enclosed ______

METHOD OF RETURN

(Fax or E-Mail is not available)

☐ Messenger/Pickup

☐ Fed Ex ☐ UPS

Account # ______

☐ Regular Mail

CREDIT /DEBIT CARD INFORMATION

(Visa, MasterCard, American Express or Discover Card Only)

CC# ______/______/______/______

Expiration Date- ____/____ Security Code____

COMMENTS/FILING INSTRUCTIONS

return 1 certified copy of the evidence. SR 20241148344

INSTRUCTIONS

1. Visit http://corp.delaware.gov/cvrmemo.shtml for complete Instructions on how to properly complete this memo
2. Fully shade in the required Priority Square using a dark pencil or marker, staying within the square.

EACH REQUEST MUST BE SUBMITTED AS A SEPARATE ITEM WITH THIS FILING SHEET AS THE FIRST PAGE OF EACH SUBMISSION

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:20 PM 03/25/2024
FILED 12:20 PM 03/25/2024
SR 20241148344 - File Number 6883236

CERTIFICATE OF VALIDATION
OF
CERTIFICATE OF INCORPORATION
OF
HIRO SERVICES INC.

Pursuant to Sections 103 and 204 of the General Corporation Law of the State of Delaware (the "**DGCL**"), Hiro Services Inc. (the "**Corporation**"), a corporation organized and existing under and by virtue of the provisions of the DGCL, hereby certifies as follows:

1. The defective corporate act that is the subject of this Certificate of Validation (the "**Defective Corporate Act**") is the failure to file a Certificate of Amendment to the Certificate of Incorporation of the Corporation dated June 28, 2022 (the "**Charter**") on November 6, 2023 to authorize sufficient shares as follows: the number of authorized shares of the Corporation's capital stock should have been 10,000,000 shares, all of which should have been designated as Common Stock, par value $0.00001 per share (the "**Common Stock**").

2. The nature of the failures of authorization with respect to the Defective Corporate Act identified in Paragraph 1 is that the Board of Directors of the Corporation (the "**Board**") failed to approve a Certificate of Amendment to the Charter to authorize a sufficient number of shares such that 10,000,000 shares of Common Stock were not authorized in the Charter.

3. The Defective Corporate Act was ratified in accordance with Section 204 of the DGCL. On March 25, 2024, (a) the Board adopted resolutions ratifying the Defective Corporate Act; and (b) ratification of the Defective Corporate Act by the stockholders of the Corporation was not required because there was no valid stock outstanding at the time of such ratification. Such Board resolutions were duly adopted by the Board in accordance with the provisions of Section 204 of the DGCL.

4. The Corporation has ratified one or more defective corporate acts that would have required the filing of a certificate under Section 103 of Title 8.

5. A Certificate of Amendment of Certificate of Incorporation with respect to the Defective Corporate Act and containing all of the information that would be required under Section 242 of the DGCL to give effect to the Defective Corporate Act (the "**Amendment**") is attached hereto as Exhibit A and is incorporated herein by reference. The Amendment shall be deemed to have become effective at 12:00 p.m. (local time in Wilmington, Delaware) on November 6, 2023 pursuant to Section 204 of the DGCL.

(*signature page follows*)

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Validation to be signed by a duly authorized officer on March 25, 2024.

/s/ Jan Gorospe

Jan Gorospe, President

Exhibit A

CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF INCORPORATION
OF
HIRO SERVICES INC.

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
HIRO SERVICES INC.

(Pursuant to Sections 204 and 242 of the
General Corporation Law of the State of Delaware)

Hiro Services Inc. (the "**Corporation**"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"),

DOES HEREBY CERTIFY:

1. That the Board of Directors of the Corporation duly adopted resolutions proposing to amend the Certificate of Incorporation of the Corporation(the "**Certificate of Incorporation**"), declaring said amendments to be advisable and in the best interests of the Corporation, which resolutions setting forth the proposed amendments are as follows:

RESOLVED, that Article III of the Certificate of Incorporation be amended and restated in its entirety to read as follows:

"Article III.

The corporation is authorized to issue one class of stock to be designated "Common Stock." The total number of shares which the corporation shall have the authority to issue is 10,000,000 shares of Common Stock, and the par value of each of such shares is $0.00001."

2. That, pursuant to Section 204(c)(2) of the DGCL, the approval of the foregoing amendment by the holders of the shares of the Corporation's capital stock is not required because there are no valid shares of the Corporation's capital stock outstanding.

3. Pursuant to Section 204(e)(4) of the DGCL, this certificate need not be separately executed and acknowledged and need not include any statement required by Section 242 of the DGCL that this certificate has been approved and adopted in accordance with the provisions of Section 242 of the DGCL.